Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

February 22, 2020

To:	To:
Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report - Announcement of Organizational Sanctions and Decision of the Court

Tel Aviv, Israel – February 22, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (“Bezeq”) provided an update today regarding the announcement of a strike or downtime in Bezeq, inter alia, regarding the requirement for Bezeq’s employees’ representatives to negotiate for the signing of a collective bargaining agreement regarding the transfer of control of Bezeq. This matter was described in Bezeq’s immediate report dated January 23, 2019, in section 2.9.6 of the chapter describing Bezeq’s business in Bezeq’s annual report for 2018, and in an update to that section in Bezeq’s quarterly report for the quarter ended September 30, 2019.

Further to those previous reports, Bezeq reported on February 20, 2020 that the employees’ representatives have announced the initiation of organizational measures by virtue of that labor dispute, due to the lack of progress in negotiations towards a collective bargaining agreement.

According to the announcement, the following actions will be taken: cancellation of Friday shifts (by customer service technicians in the private division), freezing of optical fiber activities, halting the preparation of financial statements and prospectuses, and freezing private customer accounting. The announcement also requested that Bezeq’s management expedite negotiations in order to reach an agreement in an immediate timeframe, in order to prevent further sanctions.

Bezeq immediately contacted the labor court, requesting an injunction against the initiation of organizational measures, and after a hearing held during the night on February 20, 2020, the court granted judicial force to the agreement between the parties whereby the parties will continue negotiating, while the employees’ representatives will not exercise sanctions until March 1, 2020.

Sincerely,
Bezeq The Israel Telecommunications Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.